Exhibit 99.1

First Mining Announces Appointment of New Chief Operating Officer

VANCOUVER, BC, March 29, 2022 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the appointment of Jeff Reinson as Chief Operating Officer effective March 28, 2022.

Jeff brings over 25 years of project and engineering leadership experience to the role and has extensive experience through the study, construction, and operational phases of project development.  Most recently, he was Interim General Manager of Greece Operations at Eldorado Gold.  Prior to Eldorado, Jeff was Vice President, Project Development at Bluestone Resources where he was responsible for delivering the feasibility study at the Cerro Blanco gold project in Guatemala.  Jeff's other roles include Project Director of the Peñasquito Mine in Mexico at Goldcorp with a focus on tailings and water management where he was responsible for leading capital programs ranging from $50 million to $750 million including a tailings storage facility expansion, oxide heap leach expansion and other infrastructure expansions and upgrades.  He has held other project roles with AngloGold Ashanti, Newmont and Rio Tinto.  Jeff holds a Master of Science and a Bachelor of Science in Civil Engineering from the University of Saskatchewan.

"We are very excited to have Jeff join the First Mining team," stated Dan Wilton, CEO of First Mining.  "Jeff brings many years of extensive project development experience at many projects throughout the world and has been instrumental in advancing them through the project development life cycle.  In particular, Jeff's expertise in project development and water and tailings management will be especially important as we enter the feasibility stage at Springpole this year.  Jeff will be an important asset to First Mining, and we look forward to Jeff playing a critical role in the development of Springpole and our other portfolio projects."

About First Mining Gold Corp.

First Mining is a gold developer advancing a portfolio of gold projects in Canada, with our most advanced project being the Springpole Gold Project in northwestern Ontario, which is one of the largest undeveloped gold projects in Canada, and where we have commenced a Feasibility Study and permitting activities are on-going with submission of a draft Environmental Impact Statement ("EIS") for the project targeted for 2022.  First Mining also owns the Cameron, Duparquet, Duquesne and Pitt gold projects, all advanced-stage gold projects in Ontario (in the case of Cameron) and Québec. Our portfolio of gold project interests also includes the Pickle Crow gold project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook gold project (being advanced in partnership with Big Ridge Gold Corp.), an equity interest in Treasury Metals Inc., and a portfolio of 21 gold royalties.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Company's plans with respect to advancing its portfolio of gold projects; and (ii) Feasibility and permitting activities related to the Springpole Project and the timing of the submission of the EIS. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2021 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Toll Free: 1 844 306 8827, Email: info@firstmininggold.com; Paul Morris, Director, Investor Relations, Email: paul@firstmininggold.com; Richard Huang, Vice President, Corporate Development Email: rhuang@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 29-MAR-22